SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

11 August 2021

2021 First Interim Dividend

Prudential plc ("Prudential") has today announced its 2021 first interim dividend of 5.37 US cents per ordinary share.

Shareholders holding shares on the UK or Hong Kong share registers will receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise.

Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the UK share registrar on or before 6 September 2021 or the Hong Kong share registrar on or before 13 September 2021. Further information is available at https://www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 20 September 2021. The US dollar to pound sterling and the Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.

Holders of American Depositary Receipts ("ADRs") will receive their dividend payments in US dollars through JPMorgan, the ADR Depositary.

Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive their dividend payments in Singapore dollars, at an exchange rate determined by CDP.

2021 first interim dividend timetable

Ex-dividend date	19 August 2021 (UK, Hong Kong and Singapore)
Record date	20 August 2021
Currency election window closes	6 September 2021 (UK) 13 September 2021 (Hong Kong)
Dividend Re-investment Plan election window closes	6 September 2021 (UK)
Pound sterling and Hong Kong dollar amount per share announced	On or about 20 September 2021
Payment date	28 September 2021 (UK, Hong Kong and ADR holders) On or about 5 October 2021 (Singapore)

Registrars' contact details

Register	Contact information
UK register: Equiniti Limited	Telephone: +44 (0) 371 384 2035* Textel: 0371 384 2255 (for hard of hearing) Lines are open from 8.30am to 5pm (UK), Monday to Friday. *Please use the country code when calling from outside the UK
Hong Kong register: Computershare Hong Kong Investor Services Limited	Telephone: +852 2862 8555 Lines are open from 9:00am to 6:00pm (HKT), Monday to Friday

Contacts

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary